FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                               03 January 2008


                               File no. 0-17630


                              Dev Strategy Update



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Dev Strategy Update



             D E V E L O P M E N T   S T R A T E G Y   U P D A T E

                                                                  3 January 2008

           CRH ANNOUNCES ADDITIONAL SECOND HALF 2007 ACQUISITIONS OF EURO 693 MILLION BRINGING FULL YEAR SPEND TO EURO 2.2 BILLION

CRH plc, the international building materials group, today announces 37 acquisitions totalling euro 693 million undertaken during the second half of 2007. These initiatives are in addition to the separate announcements regarding the Cementbouw BV buyout (announced in August) and five Americas Materials transactions: the acquisition of certain Cemex assets in Florida and Arizona announced at the end of November and the acquisition of Conrad Yelvington, Eugene Sand & Gravel, Cessford Construction and McMinn's Asphalt and Prospect Aggregates which were announced in mid-September. The combined second half 2007 announcements bring acquisition spend to EUR 1.2 billion for the period and together with a first half development spend of almost EUR 1.0 billion, results in a record full year acquisition spend of EUR 2.2 billion on 78 acquisitions.

Commenting on these developments, Liam O'Mahony, CRH Chief Executive, said:

"Development activity over the course of 2007, spread evenly across our Europe and Americas operations, shows yet again the Group's ability to deliver at pace, a broad range of strong, value-adding transactions. Total acquisition spend of EUR2.2 billion surpasses 2006's record activity level, and the transactions completed will contribute greatly to the objective of delivering acquisitive growth and increasing shareholder value."

The initiatives contained in this Development Strategy Update are as follows:

-    Europe Materials -  5 acquisitions for euro 22 million

     Five bolt-on acquisitions were completed, further strengthening operations in Ireland, Finland, Ukraine and Slovakia.

-    Europe Products -  7 acquisitions for euro 172 million

     The Concrete Products group completed four acquisitions; a structural products operation in Denmark, two architectural products companies in Belgium and one in Romania. The Clay group acquired a Polish clay brick, block and roof tile producer. The Building Products group purchased two businesses, a Fencing business and a Construction Accessories business, both in the UK.

-    Europe Distribution -  5 acquisitions for euro 27 million

     A total of eleven builders merchants and three DIY stores were added to Europe Distribution's branch network as it completed two acquisitions in Germany, two in the Netherlands and one in Switzerland.

-    Americas Materials - 10 acquisitions for euro 124 million

     The West operations completed four bolt-on transactions and APAC completed three transactions. Three other acquisitions further strengthened the businesses in the New England, New York/New Jersey and Central regions.

-    Americas Products and Distribution - 10 acquisitions for euro 348 million

     The Precast Group completed two acquisitions, one with locations in both the US and Ireland and one with operations in California. The Architectural Products Group completed six acquisitions - two acquisitions in Florida and two acquisitions with operations in New Mexico and Georgia. Two further acquisitions in the Midwest and in Texas and California were also added. The Distribution group added two interior product businesses; one with 6 branches in Florida and one with 21 branches across the western United States.

Europe Materials: euro 22 million

The Europe Materials Division completed 5 acquisitions, adding incremental annual sales of euro 14 million, at a total cost of euro 22 million.

Ireland

Northstone, the brand under which Europe Materials' activities in Northern Ireland operate, acquired T. O'Connell & Sons, a sand and gravel extraction business with a small concrete block operation in September. With annual sales of euro 5 million, the acquisition secures long-term reserves for Northstone in the Derry region as well as providing an in-house supply of aggregates for the manufacture of downstream products.

Finland

In November, Murskauskolmio Oy, a mobile crushing and aggregates business with annual sales of euro 5 million was acquired. Located in the greater Helsinki area, Murskauskolmio has extraction rights over high quality aggregates at locations adjacent to CRH's existing business in the area.

Ukraine

Two concrete plants with combined annual sales of euro 3 million were acquired strengthening the Group's presence in downstream activities in Ukraine. In October, a precast plant in Shchyrets near the city of Lvov, 360 km west of Kiev was acquired while Belotserkovsky, a manufacturer of vibrated and centrifuged poles and other concrete products, located 85 km south of Kiev, was acquired in December.

Slovakia

In August, the Division acquired the assets of Jablonica Quarry, a hard rock aggregates producer in Slovakia with sales of euro 1 million. The quarry, located 55km north of Bratislava, complements CRH's existing aggregates operations in the region and increases its reserve base.

Europe Products: euro 172 million

Europe Products completed 7 acquisitions at a total cost of euro 172 million in the second half of the year. The annual incremental sales arising from these transactions amount to euro 192 million.

Concrete Products

The Concrete Products group completed four acquisitions during the second half of 2007, one structural products acquisition in Denmark , two architectural products acquisitions in Belgium and one in architectural products in Romania.

In August, the Concrete Products group acquired Expan, a lightweight concrete producer based in Denmark , operating from eight facilities mainly located to the west of the country. With annual sales of euro 107 million, the company produces both lightweight and normal concrete panels as well as lightweight floors. The acquisition of Expan completes the group's portfolio of products as well as further consolidating its current market position and providing the opportunity to realise synergies with other Danish group companies.

In October, two companies were acquired in Belgium . Olivier is a manufacturer of prefabricated basements, water treatment and rainwater storage tanks and other specialist concrete products. Operating from a single location in Flanders and with annual sales of euro 9 million, Olivier's product range and geographical coverage complement and further the strategy of Concrete's Infrastructure Products Benelux group to develop strong positions in its core market segments. MBI Beton Belgium, a manufacturer of private and public landscaping products operates from a single location in Ghent and has annual sales of euro 16 million. The acquisition will improve the group's market position and give a better geographical spread in the Belgian private and public
landscaping market.    With its UK distributor network, MBI also provides the
opportunity for the group to enter the UK private landscaping market.

In December the Concrete Products group concluded the acquisition of Elpreco, one of Romania 's leading producers of building materials. Operating from two sites at Titu and Craiova in Southern Romania , Elpreco manufactures aerated concrete blocks, concrete roof tiles, pavers and utility products. With annual sales of euro 30 million, the acquisition is an important step in the group's strategy to grow its business in Central and Eastern Europe.

Clay

In November, the Clay Products group acquired Cerabud, a medium-sized Polish clay brick, block and roof tile producer located in central west Poland. With annual sales of euro 10 million, Cerabud benefits from a strong brand name in the rapidly developing regions of Poznan and Wroclaw. The acquisition provides access to good quality clay reserves as well as creating a strong regional presence in blocks and roof tiles.

Building Products

The group completed two acquisitions in the UK during the month of July, one within its Fencing & Security activities and one in Construction Accessories.

The acquisition of West Midland Fencing, a fencing contracting business based near Birmingham with annual sales of euro 12 million, strengthens the group's UK business through process improvements and synergy related benefits. The addition of FCA Wholesalers Ltd ("Forsite"), a wholesaler of general construction accessories in the UK and Ireland , further advances the Construction Accessories group's strategy of geographical expansion. With annual sales of euro 8 million, Forsite is the UK 's largest wholesaler of general construction accessories (e.g. plastic and steel wire spacers, tying wire and concrete spacers etc.) and the sole distributor in the UK and Ireland for a range of construction accessories.

Europe Distribution: euro 27 million

Europe Distribution completed 5 transactions during the second half of 2007, adding a total of 11 builders merchants and 3 DIY branches to its existing network with annual incremental sales of euro 52 million.

BauKing, the group's 48% joint venture in Germany , completed two acquisitions adding a total of nine builders merchants branches and one DIY branch to its growing network. In July it acquired Kapella Baustoffe which has annual sales of euro 57 million (100%). Kapella operates seven builders merchant branches and one DIY branch located in the Berlin-Brandenburg metropolitan area and offers excellent potential for further growth as well as providing performance improvement opportunities with our existing businesses. In August, BauKing acquired Moller & Forster Baustoff a two-branch general builders merchant located in the Hamburg region with annual sales of euro 13 million (100%).

Bouweijden Almere, which operates two GAMMA DIY stores in the city of Almere (central Netherlands ), was acquired in September. The acquisition, with annual sales of euro 11 million, represents an attractive add-on to our existing DIY network and results in CRH being the sole Intergamma franchisee in Almere, considered to be one of the Netherlands' fastest growth regions. In October, the group acquired Haringsma Hout-en-Bouwmaterialen, a single-branch builders merchant with annual sales of euro 5 million, extending the Group's network in the Utrecht area.

The assets of G. von Gunten AG, a builders merchant operating from a single location in Thun, on the border of German-speaking and French-speaking Switzerland were acquired in December. With annual sales of euro 2 million, the acquisition expands the sanitaryware network of CRH in the region.

Americas Materials: euro 124 million

The Americas Materials Division completed 10 bolt-on acquisitions in the second half of 2007 at a combined cost of US$ 180 million (euro 124 million). The annual incremental sales arising from these transactions amount to US$ 203 million.

Central

The readymixed and concrete block and precast assets of US Concrete Inc., located in Knoxville, Tennessee and in Delaware were acquired in November. The Knoxville assets, comprising four ready-mixed concrete plants represent a good fit with the group's existing business in the region. In Delaware, five readymixed concrete plants, one block plant and one precast plant, will, after some restructuring, allow for significant overhead savings and production efficiency gains. Some surplus asset disposals will result from the acquisition post-integration. Annual sales of the combined locations amount to US$ 36 million.

West

November saw the acquisition of HK Contractors Inc., an integrated aggregates, asphalt and construction company based in Idaho Falls , Idaho with annual sales of US$ 87 million. The acquisition offers a significant geographic expansion opportunity for the group in the Rocky Mountain region as well as the ability to achieve operating efficiencies with existing businesses in Jackson, Wyoming and
Pocatello, Idaho.   Hales Sand & Gravel Inc., based in Redmond and Elsinore ,
Utah is an integrated aggregates, asphalt, readymixed concrete and paving and construction company with annual sales of US$ 15 million. Acquired in December, it will serve to expand the geographical reach of the West Division's Staker Parson group in Central Utah. The Staker Parson group also completed two other acquisitions during the period. In August, it added International Stone, a small decorative stone business with annual sales of US$ 5 million and outlets in Boise , Caldwell and Eagle, Idaho to its portfolio allowing the group to further expand into the Idaho market. In December, Hancock Materials, an integrated aggregates and readymixed concrete business operating in Page, Arizona was acquired. With annual sales of US$ 3 million, this acquisition allows Staker Parson to expand into Northern Arizona - a logical expansion of its southern Utah business.

APAC

In August, the APAC group acquired Southeast Asphalt, a small asphalt producer, based in Ridgeland , South Carolina with annual sales of US$ 1 million. Mathews Construction and Jasper Asphalt, an aggregates and asphalt operator based in Jasper, Texas was acquired in November and provides an excellent strategic fit with APAC's Texas based operations. The company, which has annual sales of US$ 18 million has an excellent logistical advantage in its ownership of a rail siding on the region's railway line - a most cost effective way to transport aggregate supplies. Bellco Materials Inc., an integrated aggregate, asphalt and construction company based in northeast Oklahoma with annual sales of US$ 31 million, was acquired in December. Bellco's well located and permitted reserves increase APAC's aggregate presence in the area and provide cost savings in terms of scale and operating efficiencies for the extended operations.

Northeast

Two smaller bolt-on acquisitions were also completed during the period adding total incremental sales of US$ 7 million. Madden Concrete, a readymixed concrete producer located in Utica, New York, was acquired in July. The acquisition grows our aggregate and asphalt businesses in the region and provides a good platform on which to pursue other growth opportunities. In our New England group, the quarry operations of Burgess Brothers, based in Bennington , Vermont , were acquired in September. Burgess provides the group with the opportunity to establish a presence in a new market area within Vermont.

Americas Products and Distribution: euro 348 million

10 acquisitions were completed in the second half of 2007 at a combined cost of US$ 501 million (euro 348 million) yielding annual incremental sales of US$ 766 million.

Precast Group

Carson Industries, a manufacturer of plastic and polymer utility boxes, equipment pads and material handling products was acquired in July. With four manufacturing plants in the US and one in Ireland, Carson primarily serves telecommunication companies, utilities, landscape architects and municipal water agencies. Its market extends to all fifty states of the US and much of Europe . Carson 's long established and effective national sales and distribution organisation further strengthens the Precast Group's product offering and market positioning. Inland Concrete Enterprises, acquired in December, is a manhole and drainage manufacturer which operates from 2 locations in Southern California . Inland's customers are primarily underground utility and sewer and drainage pipe contractors. The business complements Precast's existing operations in the region as well as providing synergies in terms of costs and production efficiencies.

Architectural Products Group (APG)

The assets of Rinker Block, consisting of a single block plant in Albuquerque and a cinder mine in Santa Fe, New Mexico, were acquired in July. Selling primarily to residential and commercial contractors, these assets provide a base to grow APG's business in New Mexico as well as allowing for freight related synergies on existing sales into the region.

Ruck Brothers Brick, a masonry distribution company operating from two locations in western central Florida was acquired in August. Ruck complements the group's growing masonry and stone distribution platform covering the majority of northern and central Florida. August also saw the acquisition of Amerimix Industries and Cementec Industries related companies based in St. Petersburg , Florida manufacturing bagged and bulk mortar and stucco mixes. These businesses sell to contractors, distributors and the retail channels, and represent a logical bolt-on to APG's Florida masonry operations as well as providing an opportunity to get involved in the contractor-focused bulk mortar market.

The Lafarge North America block assets in Georgia and New Mexico were acquired in November. The Georgia assets, consisting of seven plants and three sale yards are a good strategic fit with APG's existing operations in the surrounding Atlanta area whilst in New Mexico, the operations consisting of one block plant and a small resale operation in Santa Fe, complement the Rinker Block business acquired in July.

Two acquisitions were completed in December. Headwaters Mortar and Stucco Group, with operations in Texas, California and Georgia, will benefit APG's existing operations by widening the group's product offering and production capabilities in those states. In the Midwest, River City Landscape Supply, a manufacturer and distributor of bulk and bagged soils, mulches and decorative stone, expands APG's presence in the Lawn & Garden segment in this region.

Distribution Group (Allied)

Florida Waterproofing Supply, was acquired in September. With six locations in Florida , the acquisition will accommodate the growth of Allied's commercial customer base as well as providing a platform on which to expand into new markets in the region.

Acoustical Materials Services (AMS), a major independent interior products distributor in the western United States was acquired in November. AMS operates a total of twenty-one locations in California (14), Nevada (2), Hawaii (1), Arizona (1), and Baja California, Mexico (3). The acquisition greatly strengthens Allied's Interior Products (wallboard, steel studs and acoustical ceiling systems) presence in the western United States, forms a strong platform for future growth and will deliver purchasing and overhead synergies.


                                *  *  *  *  *  *

       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland TELEPHONE
                       +353.1.4041000 FAX +353.1.4041007

E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office, 42 Fitzwilliam Square
                              , Dublin 2, Ireland



                                  SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  03 January 2008



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director